                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Edgar Online, Inc.
                                (Name of Issuer)

                      COMMON STOCK Par Value $.01 per share
                         (Title of Class of Securities)

                                    279765101
                                 (CUSIP Number)

                Purchase of Securities through December 29, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|   Rule 13d-1(b)
      |_|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not bedeemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP  No. 279765101
-----------------------------------------------------------------------------
1)    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      R.L. Renck & Co., Inc.
-----------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) |_|
       (b) |X|
-----------------------------------------------------------------------------
3)    SEC Use Only

-----------------------------------------------------------------------------
4)    Citizenship or Place of Organization

      Illinois, United States of America
-----------------------------------------------------------------------------
Number of          5)    Sole Voting Power
Shares
Beneficially             1,503,747
Owned by           ----------------------------------------------------------
Each               6)    Shared Voting Power
Reporting
Person With              -0-
                   ----------------------------------------------------------
                   7)    Sole Dispositive Power

                         1,503,747
                   ----------------------------------------------------------
                   8)    Shared Dispositive Power

                         -0-
-----------------------------------------------------------------------------
9)    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,503,747
-----------------------------------------------------------------------------
10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

|X|
-----------------------------------------------------------------------------
11)   Percent of Class Represented by Amount in Item 9

      5.84%
-----------------------------------------------------------------------------
12)   Type of Reporting Person (See Instructions)

      IA - Investment Adviser
-----------------------------------------------------------------------------

ITEM 1.

(A)   NAME OF ISSUER

      Edgar Online, Inc.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

      50 Washington Street, Norwalk, CT 06854

ITEM 2.

(A)   NAME OF PERSONS FILING

      R.L. Renck & Co., Inc.

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

      116 West 23rd Street, Suite 500, New York, New York 10011

(C)   CITIZENSHIP

      United States

(D)   TITLE OF CLASS OF SECURITIES

      Common Stock $.01 par value

(E)   CUSIP NUMBER

      279765101

ITEM 3.

      If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-
      2(b)or (c), check whether the person filing is a:

      (a)   |X| Broker or dealer registered under section 15 of the Act (15
            U.S.C. 78o).

      (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

      (c)   |_| Insurance company as defined in section 3(a)(19) of the Act
            (15 U.S.C. 78c).

      (d)   |_| Investment company registered under section 8 of the
             Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   |X| An investment adviser in accordance with 240.13d-
            1(b)(1)(ii)(E).

      (f)   |_| An employee benefit plan or endowment fund in accordance with
            240.13d-1(b)(1)(ii)(F).

      (g)   |_| A parent holding company or control person in accordance with
            240.13d-1(b)(1)(ii)(G)

      (h)   |_| A savings association as defined in section 3(b) of the
            Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i)   |_| A church plan that is excluded from the definition of an
            investment company under section 3(c)(14) of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   |_| Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 1,503,747

      (b)   Percent of class: 5.84%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:
                  1,503,747

            (ii)  Shared power to vote or to direct the vote:
                  -0-

            (iii) Sole power to dispose or to direct the disposition of:
                  1,503,747

            (iv)  Shared power to dispose or to direct the disposition of:
                  -0-

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following |_|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not Applicable

ITEM 10. CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 14, 2007

                                   By:  /s/ R.L. Renck & Co.
                                        ----------------------------
                                        Name: R.L. Renck & Co.
                                        by:  Robert L. Renck, Jr.
                                             Chief Executive